July 27, 1999

John Hancock Institutional Series Trust
101 Huntington Avenue
Boston, MA 02199

RE:      John Hancock Institutional Series Trust
         John Hancock Active Bond Fund
         John Hancock Dividend Performers Fund
         John Hancock Independence Balanced Fund
         John Hancock Independence Diversified Core Equity Fund II John Hancock Independence Growth Fund
         John Hancock Independence Medium Capitalization Fund
         John Hancock Independence Value Fund
         John Hancock International Equity Fund
         John Hancock Multi-Sector Growth Fund
         John Hancock Small Capitalization Growth Fund
         John Hancock Small Capitalization Value Fund
         File Nos. 33-86102; 811-8852 (0000932683)

Ladies and Gentlemen:

In connection with the filing of Post-Effective Amendment No. 11 under the Securities Act of 1933, as amended, Amendment No. 12 under the Investment Company Act of 1940, as amended, John Hancock Institutional Series Trust (the "Trust") it is the opinion of the undersigned that such shares when sold will be legally issued, fully paid and nonassessable.

In connection with this opinion it should be noted that the Fund is an entity of the type generally known as a "Massachusetts business trust." The Trust has been duly organized and is validly existing under the laws of the Commonwealth of Massachusetts. Under Massachusetts law, shareholders of a Massachusetts business trust may be held personally liable for the obligations of the Trust. However, the Trust's Declaration of Trust disclaims shareholder liability for obligations of the Trust and indemnifies the shareholders of a Fund, with this indemnification to be paid solely out of the assets of that Fund. Therefore, the shareholder's risk is limited to circumstances in which the assets of a Fund are insufficient to meet the obligations asserted against that Fund's assets.


Sincerely,

/s/ Theresa Apruzzese
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Theresa Apruzzese
Assistant Secretary
Member of Massachusetts Bar